

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

April 29, 2010

Gary Guseinov
Chief Executive Officer
CyberDefender Corporation
617 West 7th Street, 10th Floor
Los Angeles, CA 90025

> **Re: CyberDefender Corporation**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed April 26, 2010**
> **File No. 000-53475**

Dear Mr. Guseinov:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

David L. Orlic
Attorney-Advisor